UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                   (Amendment No. ________ )*


                         EP MedSystems, Inc.
                --------------------------------
                        (Name of Issuer)

                         Common Stock
               ------------------------------------
                 (Title of Class of Securities)

                    26881-P-103
              ------------------------------------
                         (CUSIP Number)

Check  the  following   box  if a fee is  being  paid  with  this
statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.26881-P-103    13G                 Page 2 of 4 Pages


1  NAME OF REPORTING PERSON                     David A. Jenkins
   S.S. OR I.R.S.  ID NO. OF ABOVE PERSON       ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a)
   GROUP                                           (b)

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION         United States Citizen


 NUMBER OF   5  SOLE VOTING POWER               255,000 shares
  SHARES
BENEFICIALLY 6  SHARED VOTING POWER             640,000 shares
OWNED BY     7  SOLE DISPOSITIVE POWER          255,000 shares
   EACH
 REPORTING   8  SHARED DISPOSITIVE POWER        640,000 shares
  PERSON
   WITH
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                       895,000 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (9) EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN   11.6%
    ROW 9

12  TYPE OF REPORTING PERSON                    IN



CUSIP No. 26881-P-103    13G            Page 2 of 4 Pages

                      GENERAL INSTRUCTIONS

     A.Statements  containing the information  required  by
     this  schedule shall be filed not later than  February
     14   following  the  calendar  year  covered  by   the
     statement  or within the time specified in  Rule  13d-
     1(b)(2), if applicable.

     B.Information contained in a form which is required to
     be  filed  by  rules under section 13(f)   (15  U.S.C.
     78m(f)) for the same calendar year as that covered  by
     a  statement  on this schedule may be incorporated  by
     reference  in  response to any of the  items  of  this
     schedule.   If  such  information is  incorporated  by
     reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

     C.The item numbers and captions of the items shall  be
     included  but the text of the items is to be  omitted.
     The  answers to the items shall be so prepared  as  to
     indicate  clearly  the coverage of the  items  without
     referring  to  the  text of the items.   Answer  every
     item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1.
  (a)  Name of Issuer              EP MedSystems, Inc.
  (b)  Address of Issuer's Principal Executive Offices
                                   58 Route 46 West
                                   Budd Lake, NJ 07828
ITEM 2.
  (a)  Name of Person Filing       David A. Jenkins
  (b)  Address of Principal Business Office or Residence
                                   58 Route 46 West
                                   Budd Lake, NJ 07828
  (c)  Citizenship                 United States Citizen
  (d)  Title of Class of Securities Common Stock
  (e)  CUSIP Number                26881-P-103

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-
     1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS
     A:

     Not Applicable

ITEM 4.  OWNERSHIP
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned
     895,000 shares
(b)  Percent of Class
     11.6%
(c)  Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
        255,000 shares

(ii) shares power to vote or to direct the vote
      640,000 shares

(iii)sole power to dispose or to direct the disposition of 255,000 shares

(iv) shared power to dispose or to direct the disposition
     640,000 shares

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     If this statement is being filed to report the fact
     that as of the date hereof the reporting person has
     ceased to be the beneficial owner of more than five
     percent of the class of securities, check the
     following     .    Not applicable

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
     ANOTHER PERSON
          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
     WHICH ACQUIRED THE SECURITY BEING  REPORTED ON BY THE
     PARENT HOLDING COMPANY
     Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
     THE GROUP
     Not applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
     Not applicable


ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement if filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 13, 1997
                                  -------------------
                                  Date

                                  /s/ David A. Jenkins
                                  ---------------------
                                  Signature

                                  David A. Jenkins
                                  ---------------------
                                  Name